Exhibit 99.1

New Gold has continued exploration success at the Peak Mines

TORONTO, Nov. 15, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today provides an update on the company's exploration success at the Peak Mines ("Peak"). The company's 2015 exploration efforts have resulted in the discovery of two new zones of polymetallic mineralization, Chronos and Anjea, both located immediately adjacent to current and past-producing ore deposits within Peak's main nine-kilometre long mine corridor. Chronos is a zone of gold-silver-copper-lead-zinc mineralization located directly above the Perseverance ore body which is currently in production and adjacent to the Peak mill. Anjea is a zone of copper-gold-silver-lead-zinc mineralization located adjacent to the historic Great Cobar mine and approximately nine kilometres north of the Peak mill.

PEAK MINES - 2015 EXPLORATION HIGHLIGHTS

Drill Hold ID No.	Mineralized Zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)

PV-1451	Chronos Main	174	183	9	8.8	310.24	66.78	0.81	5.93	0.88
PV-1455	Chronos Main	181	189	8	7.7	7.80	75.14	0.50	10.78	4.08
PV-1498	Chronos Main	186	194	8	7.6	143.01	179.76	1.23	23.99	4.44
PV-1451	Chronos East	203	212	9	8.8	0.13	45.74	0.14	4.67	7.21
PV-1458	Chronos East	181	194	13	13.0	0.14	29.54	0.44	7.93	9.09
PV-1484	Chronos East	241	251	10	7.7	0.20	22.19	0.10	6.49	12.75
PV-1462	Chronos West	163	170	7	6.5	0.15	58.37	0.47	13.98	5.56

GC-9	Anjea Copper	733	776	43	28.3	0.20	No sample	2.75	0.00	0.02
GC-14	Anjea Copper	763	776	13	10.1	1.25	23.31	6.30	0.01	0.17
GC-15	Anjea Lead-Zinc	589	600	11	9.0	0.26	48.22	0.23	8.10	15.37
GC-19	Anjea Lead-Zinc	194	202	8	4.3	0.22	125.29	0.27	17.14	22.28

For full drill hole results and additional information related to the location of the Chronos and Anjea zones, refer to the news release filed on SEDAR at www.sedar.com or on the company's website at www.newgold.com.

"We are very pleased to have discovered two new zones of mineralization in such close proximity to our existing infrastructure," stated Mark Petersen, Vice President Exploration. "It is rewarding to see a mine that has already delivered over twenty years of resource replacement continue to demonstrate such strong potential for new discoveries. We look forward to building further on the results at both Chronos and Anjea as well as several newly emerging mineralized prospects between them."

CHRONOS
Thus far, the Chronos zone has been delineated over a vertical height of 280 metres, a strike length of 40 to 50 metres and an average true width that ranges from 10 to 25 metres. The zone intersects the top of the Perseverance deposit at a vertical depth of approximately 850 metres from surface and remains open along strike to the north and south and upward for an additional 450 to 500 metres toward the surface. To date 47 holes have been drilled into Chronos, with 46 of the holes intercepting significant lead-zinc mineralization and visible gold observed in 15 of the holes. Based on the assay results received for 40 holes to date, the Chronos zone appears to be comprised of three sub-parallel vertically-oriented mineralized lenses – Main, East and West. The Main lens includes high-grade gold along with silver, copper, lead and zinc; the East lens, which has the most drill intercepts, and the West lens, which is the least well defined, contain primarily silver, lead and zinc with some localized gold. The results of the 40 holes reported today will be incorporated into the company's 2015 year-end mineral resource estimate. Additional exploration drilling at Chronos is currently ongoing.

ANJEA
The Anjea zone is located approximately 200 metres to the south of the historic Great Cobar mine. Beginning at a depth of less than 100 metres from surface, the Anjea zone has been delineated over dimensions measuring approximately 1,000 metres vertically, 150 to 200 metres along strike and 30 to 80 metres in width. Similar to Chronos, the Anjea zone appears to be made up of a series of sub-parallel vertically-oriented lenses. Two of the lenses host high-grade copper with associated gold mineralization, similar to what was mined historically at Great Cobar. These lenses remain open along strike and approximately 330 metres toward the surface. A third lens, hosting primarily silver, lead and zinc mineralization, is located approximately 40 metres to the west with near surface mineralization that remains open along strike and below a vertical depth of 900 metres. Additional exploration drilling to further define a mineral resource estimate at Anjea is planned for 2016.

New Gold owns all of the surface and mineral rights covering the Chronos and Anjea zones. The company is well positioned to continue its exploration efforts. As the Peak mill is not currently configured to recover lead and zinc, once Chronos and Anjea are more fully delineated, New Gold will evaluate the various processing options available with the objective of generating maximum economic return from these two newly discovered zones of prospective mineralization.

New Gold looks forward to providing a further update on the company's exploration initiatives at Peak, as well as its other properties, as part of its annual Investor Day in early February 2016.

ABOUT NEW GOLD INC.
New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as an interest in the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the exploration and mineralization potential of the Chronos and Anjea zones, the potential and timing with respect to defining mineral resources thereon, the timing of future exploration activities and the disclosure of updates thereon.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Annual Information Form and its Technical Reports filed at www.sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: changes in national and local government legislation in Australia; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary regulatory approvals, licenses and permits and complying with the permitting requirements in Australia; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary regulatory approvals, licenses, permits and authorizations and complying with permitting requirements; and the factors discussed under "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101. Mr. Petersen verified the data disclosed in this news release, including the exploration, analytical and testing data underlying the information.  His verification included a review of the applicable assay databases and reviews of the assay certificates. No limitations were imposed on Mr. Petersen's verification process.

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its Peak Gold Mines operation using industry best practices and is consistent with the QA/QC protocols in use at all of the company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular 1 metre intervals, halved or whole core assayed and shipped in sealed bags to ALS Laboratories in Orange, New South Wales, Australia. Check analyses are completed by SGS Laboratory in West Wyalong, New South Wales, Australia. Additional information regarding the company's quality assurance processes is set out in the March 25, 2013 Peak Gold Mines NI 43-101 Technical Report available at www.sedar.com.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:00e 15-NOV-15